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                                  Exhibit 2.1


     ORTEL GIVES PRELIMINARY INDICATIONS FOR FISCAL SECOND QUARTER RESULTS

     ALHAMBRA, Calif.--(BUSINESS WIRE)--Nov. 3, 1998--Ortel Corp. (Nasdaq: ORTL) Tuesday said that results of its 980nm pump laser programs and wireless operations during the second fiscal quarter have been slower than anticipated, and will likely result in the company reporting a net loss for the full quarter ended Oct. 31, 1998.

     Ortel estimated that net sales would be approximately $20 million for the second fiscal quarter, and said that the magnitude of the loss for the second quarter will be dependent on the results of an ongoing comprehensive evaluation of the company's operations. As part of that examination, Ortel said it plans to discontinue its development and production of 980nm pump lasers for telecommunications applications. Write-offs associated with the discontinuance of that program will be included in second fiscal quarter results.

     "While we are disappointed with the quarter's results, Ortel's broadband and satellite communications operations enjoyed a strong quarter, underscoring our confidence for the future," said Wim H.J. Selders, president and chief executive officer. "Looking ahead, we intend to focus our resources on Ortel's proven strengths to maintain and even increase our leadership market positions and to develop and market products with significant promise and market differentiation. We are examining every aspect of our continuing businesses to cut costs, improve efficiency and assure a return to our sales growth and profit margin objectives."

     Selders added: "Discontinuing the 980nm pump laser was predicated on market-wide steep price deterioration which will occur in 1999, as well as our relatively late entry to the market. The end result was less than acceptable return on our investment. We will continue to work on opportunities in the telecommunications market where Ortel can develop products that offer clear advantages derived from our core technologies."

     Ortel expects to report final results for its fiscal second quarter on Dec. 1, 1998, after market. A year ago, Ortel reported fiscal second quarter sales of $22.1 million and net income of $1.9 million, or $0.15 per diluted share.

     Ortel designs, manufactures and supplies advanced solutions to original equipment manufacturers for the transmission of video, voice and data. The company applies its core technology strengths in semiconductor optoelectronics, fiberoptic transmission and radio frequency electronics to enhance capacity, improve quality and lower costs for broadband cable television networks, as well as for satellite, telecommunications, and wireless applications. The company has headquarters in Alhambra, and has international operations in Sweden, Germany, France, Singapore, and China.


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     This news release contains forward-looking statements regarding Ortel's results of operations or financial condition. Factors that could cause actual results to differ materially include changes in the capital spending of CATV operators, changes in customer order patterns, introduction of new products by competitors, and other risks identified from time to time in the company's SEC filings, including those described under Item 1 of the company's Form 10-K for the fiscal year ended April 30, 1998.


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                                   SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       ORTEL CORPORATION

Date:  November 25, 1998               By:  /s/ Stephen K. Workman
                                          ----------------------
                                          Stephen K. Workman
                                          Vice President, Finance and
                                          Chief Financial Officer